Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 31, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 30, 2003, entitled “Luc Vandevelde to become Non-Executive Director of Vodafone Group Plc”.

30 July 2003

LUC VANDEVELDE TO BECOME NON-EXECUTIVE DIRECTOR OF VODAFONE GROUP PLC

Vodafone Group Plc (“Vodafone”) is pleased to announce that Luc Vandevelde has accepted an invitation to join the Board of Vodafone and that he will become a Non-Executive Director on 1 September 2003.

Commenting on the appointment, Lord MacLaurin of Knebworth DL, Chairman of Vodafone, said “I am delighted that Luc is joining Vodafone.  He brings with him many years of experience and a track record of success gained in retailing and consumer goods, and has a deserved reputation as an international businessman of considerable standing.  His financial, management and marketing skills in international business will be of great value to the Board”.

Born in Belgium, Luc Vandevelde, aged 52, is Chairman of Marks & Spencer plc, the UK’s largest clothes retailer and one of the country’s best known brands.  Before joining Marks & Spencer in 2000 he was CEO of Promodes, Vice Chairman of Carrefour, and he previously held senior European and international roles with Kraft/General Foods.

In addition to his role at Marks & Spencer, he is Executive Chairman of Change Capital Partners, a private equity fund.

With effect from 1 September 2003, the composition of the Board of Vodafone will be:

Lord MacLaurin – Chairman

Arun Sarin – Chief Executive

Paul Hazen – Deputy Chairman

Peter Bamford – Chief Marketing Officer

Vittorio Colao – CEO, Southern Europe Middle East and Africa Region

Thomas Geitner – Chief Technology Officer Group Technology & Business Integration

Julian Horn-Smith – Group Chief Operating Officer

Ken Hydon – Financial Director

Dr Michael Boskin – Non-executive Director

Sir Alec Broers – Non-executive Director

Dr John Buchanan – Non-executive Director

Penny Hughes – Non-executive Director

Sir David Scholey – Non-executive Director

Jürgen Schrempp – Non-executive Director

Luc Vandevelde – Non-executive Director

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

John West

Tel:  +44 (0) 20 7600 2288

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 31, 2003	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary